December 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:    Workiva Inc.
Response Letter dated November 26, 2014
Filed November 17, 2014
File No. 333-199459

Ladies and Gentlemen:
On behalf of Workiva LLC, a Delaware limited liability company (to be converted into Workiva Inc., a Delaware corporation) (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 3, 2014, relating to the Company’s above-referenced Response Letter in regards to Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references in the recitations of the Staff’s comments and page references in the responses refer to Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

1.
We note from your response to prior comment 1 that had you instead analogized to a gain contingency model under ASC 450, you would have still been able to recognize the full amount of the grant during the project completion period in the same manner as under IAS 20. Please explain to us the basis for your conclusion that you would have recognized the full amount of the grant during 2013 under the gain contingency model of ASC 450. As part of your response, please address the following:

•Describe all circumstances in which you might be required to repay the loan or portions of the loan.
•Explain how you considered the risks disclosed on page 16 of your S-1/A filed December 1, 2014, that you have a limited operating history, which makes it difficult to predict future operating results, and you have not been profitable historically and may not achieve or maintain profitability in the future in determining that the forgivable loan was realized or realizable.

Securities and Exchange Commission
December 4, 2014

As discussed in a conversation with the Staff on December 4, 2014, in light of the Staff’s comments with respect to the forgivable loan financing and discussions with the Company’s registered independent accounting firm, the Company has determined that it was appropriate with respect to the $2.3 million forgivable loan financing received on February 1, 2011, to analogize to a gain contingency model under ASC 450. Under ASC 450, the Company has concluded that it should not recognize forgiveness of the loan until all requirements of the maintenance period have been met. Accordingly, we will not recognize the forgiveness of the IDED loan until February 2016, if the contingencies related to qualifying jobs are resolved at that time. We intend to file an amendment to our Registration Statement on Form S-1 to restate our financial statements for the forgivable loan and the other financial data in the prospectus affected by the restatement.
The restatement results in the following financial statement line items being adjusted by the following amounts as of December 31, 2013 and for the year then ended (in thousands except per share amounts):

	As Reported	Adjustments	Restated
Balance Sheet
Long-term debt	$2,254	$2,259	$4,513

Statement of Operations
Cost of revenue
Subscription and support	14,530	351	14,881
Professional services	9,262	144	9,406
Operating expenses
Research and development	32,506	894	33,400
Sales and marketing	40,243	581	40,824
General and administrative	14,113	289	14,402

Pro forma net loss and per share information (unaudited)
Pro forma net loss	(25,765)	(2,259)	(28,024)
Pro forma basic and diluted net loss per share	(0.81)	(0.07)	(0.88)

Statement of Members’ Equity (Deficit)
Series C preferred units	10,849	(2,259)	8,590

Securities and Exchange Commission
December 4, 2014

The restatement results in the following financial statement line items being adjusted by the following amounts as of September 30, 2014 (in thousands):

	As Reported	Adjustments	Restated
Balance Sheet
Long-term debt	$4,991	$2,259	$7,250

Statement of Members’ Equity (Deficit)
Series A preferred units	(13,844)	(538)	(14,382)
Series B preferred units	(9,526)	(401)	(9,927)
Series C preferred units	(2,035)	(268)	(2,303)
Common units	2,302	(490)	1,812
Appreciation and participation units	(393)	(562)	(955)
In addition, in connection with the restatement, we, in conjunction with our independent registered public accounting firm, concluded that a lack of adequate controls surrounding the review and recognition of forgivable loan arrangements constituted a material weakness in our internal control over financial reporting. Accordingly, we are adding the following additional risk factor in the amendment to our Registration Statement on Form S-1:
“We have previously identified a material weakness in our internal control over financial reporting, and any inability to maintain effective internal control over financial reporting could have a material adverse effect on our business.
During the course of preparing for this offering, we determined that it was appropriate to restate our audited consolidated financial statements for the year ended December 31, 2013 to revise our method of accounting for a forgivable loan arrangement. In connection with this restatement, we, in conjunction with our independent registered public accounting firm, concluded that a lack of adequate controls surrounding the review and recognition of forgivable loan arrangements constituted a material weakness in our internal control over financial reporting. During the current fiscal year, we have implemented measures designed to improve our internal control over financial reporting, including hiring a new chief financial officer, a general counsel and additional accounting and finance personnel. These additional resources have enabled us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our financial control procedures. We cannot be certain that these efforts will be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring.”
The Company will recirculate the revised preliminary prospectus to recipients of the preliminary prospectus prior to pricing the offering.

2.	Please provide us the forgivable loan agreement related to the forgivable loan financing received on February 1, 2011 that you recognized in 2013.
The Company has supplementally provided the agreement relating to the forgivable loan financing to the Staff.

Securities and Exchange Commission
December 4, 2014

Please direct your questions or comments regarding this letter or the Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,
/s/ Kimberly K. Rubel
Kimberly K. Rubel
Drinker Biddle & Reath LLP
cc:    Via E-mail

Matthew M. Rizai
Troy M. Calkins
Workiva LLC
David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP